PROTO SCRIPT PHARMACEUTICAL CORP.

9830 6th Street, Suite 103

Rancho Cucamonga, California 91730

November 4, 2016

Mr. Larry Sprigel, Assistant Director

Kathleen Krebs, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: Yanex Group, Inc.

Amendment No. 1 to Current Report on Form 8-K

Filed September 9, 2016

Form 10-K for Fiscal Year Ended May 31, 2016

Filed August 19, 2016

File No. 333-175146

Dear Mr. Sprigel and Ms. Krebs:

Proto Script Pharmaceutical Corp. (f/k/a Yanex Group, Inc.), a Nevada corporation (the “Company”), has received and reviewed your letter dated September 20, 2016, pertaining to the Company’s above-referenced filing (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”). Specific to your comments, our responses below are in addition to those filed via the Edgar system. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated September 20, 2016.

Form 10-K for Fiscal Year Ended May 31, 2013

Cover Page

1.

Please check the “Yes” box on your cover page indicating that you are not required to file reports pursuant to Section 13 of Section 15d of the Securities Exchange Act of 1934.

RESPONSE:

We have revised the Filing accordingly.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 9

2.

Please revise your Management’s Discussion and Analysis of Financial Condition and Results of Operations section to clearly indicate that the financial information provided refers to the company’s business prior to the merger disclosed in the Form 8-K, filed July 5, 2016.

RESPONSE:

In light of your comment we have revised Page 9, the amended language follows:

“The following financial information relates to the Company as at the year ended May 31, 2013.

Subsequent to the date of this Report, the Company announced on July 5, 2016, on Form 8-K that the Company had entered into a Share Exchange Agreement with Proto-Script Pharmaceuticals, Corp., a California corporation. The following information, as presented, relates only to the pre-transaction Company.”

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 16

3.

We note your response to our comment 12. Please revise your beneficial ownership table to include the 7.8% beneficial ownership of Leonardo Rodriguez.

RESPONSE:

We have revised the Filing accordingly.

Amendment No. 1 to Current Report on Form 8-K Filed September 9, 2016

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

4.

We note your response to our prior comment 1. Please also revise your disclosure to explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify the third party that played a material role in arranging and facilitating the transactions.

RESPONSE:

As previously addressed, there was no prior existing relationship between the parties. Ms. Michelle Rico was actively seeking a merger candidate and was introduced to the Company through the Company’s attorney, Mr. Owen Naccarato, with whom she had an existing business relationship. The Company’s attorney formulated the structure of the transaction. Other than the foregoing, there were no third parties involved in this transaction.

Item 1A. Risk Factors

We do not currently have a class of securities registered under Section 12 of the Exchange Act, page 11

5.

Please expand this risk factor to also disclose that the following regulations do not apply when you are a voluntarily filing reports or do not have a class of securities registered under Section 12 of the Exchange Act: the proxy rules under Section 14 of the Exchange Act, the short-swing profit rules under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act, and the majority of the tender offer regulations.

RESPONSE:

We have revised the Filing to include the following:

“We do not currently have a class of securities registered under Section 12 of the Exchange Act. We are not currently required to file reports under Section 13(a) or under Section 15(d) of the Exchange Act and are a considered a “voluntary filer” with respect to the reports we do file under those sections. We will not be required to file reports under Section 13(a) or 15(d) of the Exchange Act until the earlier to occur of (i) our registration of a class of securities under Section 12 of the Exchange Act, which would be required if we list a class of securities on a national securities exchange or if we meet the size requirements set forth in Section 12(g) of the Exchange Act, or which we may voluntarily elect to undertake at an earlier date, or (ii) the effectiveness of a registration statement under the Securities Act relating to our common stock.

Further, as a “voluntary filer” the following additional regulations do not apply: the proxy rules under Section 14 of the Exchange Act, the short-swing profit rules under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act, and the majority of the tender offer regulations.

However, until we become subject to the reporting requirements under either Section 13(a) or 15(d) of the Exchange Act, we expect that we will voluntarily file the reports that we would be required to file if we were subject to those sections.”

Item 2. Financial Information

Management’s Discussion and Analysis, page 14

6.

Please expand to discuss the underlying reason(s) for changes in revenue and cost of goods sold for all periods presented. You should include a discussion of changes in key variables that affect the revenue and cost of goods sold.

RESPONSE:

We have revised the Filing accordingly.

7.

We note that the operating expenses for three months ended March 31, 2016 had decreased by approximately 23% from the same period in FY 2015. Please expand and discuss how you improved the operating efficiency and how such improvement decreased the related expenses.

RESPONSE:

We have revised the Filing accordingly.

Item 6. Executive Compensation, page 21

8.

Please revise to provide executive compensation disclosure for Ms. Rico for compensation received from Proto-Script Pharmaceuticals, Corp.

RESPONSE:

We have revised the disclosure as requested.

Financial Statements and Exhibits

9.

Please refile Exhibit 10.02 in an appropriate format for EDGAR. The exhibit cannot be viewed on EDGAR.

RESPONSE:

We have refiled the exhibit.

10.

Please revise your exhibit index to indicate that you included Exhibit 10.01 with your Form 8-K, filed July 5, 2016 (as opposed to with your Form S-1, filed on June 27, 2011).

RESPONSE:

We have revised the filing accordingly.

Exhibit 99.2

Pro-Forma Balance Sheets, page 2

11.

Please revise to present your pro forma balance sheet as of March 31, 2016 instead of December 31, 2015.

RESPONSE:

We have revised to present the pro forma balance sheet as of March 31, 2016.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Michelle Rico

Michelle Rico, Chief Executive Officer

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